July 26, 2010

VIA EDGAR

Mr. Daniel L. Gordon

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:                              Simon Property Group, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement Filed March 26, 2010

Form 8-K filed April 30, 2010

File No. 1-14469

Simon Property Group, L.P.

Form 10-K for the Year Ended December 31, 2009

File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated July 9, 2010, with respect to the periodic reports and proxy statement noted above.  For the sake of convenience, we have reproduced your comments below with our response following the comment.  In this response, unless the context requires otherwise, the words “we,” “our” and “ “us” refer to Simon Property Group, Inc. and its subsidiaries.  “Simon Property” refers specifically to Simon Property Group, Inc. and the “Operating Partnership” refers specifically to Simon Property Group, L.P.

Simon Property Group, Inc. and Simon Property Group, L.P.

Forms 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 12

1.          Comment:  Please confirm that in future filings you will include a schedule of lease expirations for each of the next ten years, stating the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

A schedule of lease expirations is required by Item 15(f) of Form S-11.  That requirement applies to income-producing properties that are separately described in answer to Item 14 of Form S-11.  The properties that must be separately described in response to Item 14 are those which have a book value equal to 10% or more of the registrant’s total assets or which generated 10% or more of total gross revenues.  We have no properties that would be required to be described separately in response to Item 14.  Our single largest property on a book value basis represents 3.0% of our total assets.  Our property generating the most gross revenue for 2009 accounted for 3.3% of our aggregate gross revenues.  We are not aware of any separate line item requirement to provide a schedule of lease expirations in Form 10-K or Form 10-Q.

For many years we have made lease expiration information available to investors by means of our quarterly Supplemental Information Package which is furnished to the Commission under Item 7.01 of Form 8-K as Exhibit 99.1.  We expect to continue to provide investors with such lease expiration information.  We present information for each of the next ten years on the number of leases scheduled to expire, the total area in square feet and the average base rent per square foot for our U.S. property portfolio which accounts for 93.4% of our total gross leasable area.  Moreover, in the future we will also include the percentage of gross annual rental revenue represented by expiring leases in the Supplemental Information Package.

Contractual Obligations and Off-balance Sheet Arrangements, page 82:

2.          Comment:  In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

In future filings we will revise our Contractual Obligations and Off-balance Sheet Arrangements disclosure to include interest payments and will disclose the assumptions we made to estimate variable rate debt payments.

3.          Comment:  We note from your disclosure that joint venture debt is the liability of the joint venture and is non-recourse to you, and that the operating partnership had loan guarantee obligations to support $47.2 million of your total $6.5 billion share of joint venture mortgage and other indebtedness.  We also note from your disclosure on page 113 that you made an additional capital contribution to GCI of $79.4 million in 2009 to fund certain liabilities of the joint venture.  Please tell us and disclose in future filings where material, your estimates of partner capital requirements for maturing debt in your joint ventures, and whether you believe your partners have sufficient capital to meet these requirements.  Please also clarify in your response to us, and disclose in future filings, what would happen if your partners could not meet their requirements, and the impact it could have on your liquidity and credit.  Please clarify whether your liability for the debts of the joint ventures is joint, several or joint and several.

It is customary in our business to fund real estate joint ventures principally through secured debt financings obtained by and in the name of the joint venture entities.  This joint venture debt is secured by a first mortgage on the property and is without recourse to the joint venture partners and therefore is not considered a liability of any of the partners.  The equity capital requirements for our joint ventures are typically funded in full at the outset of the venture and there is no obligation on any partner to make additional capital contributions.  If the joint venture does require additional equity capital, then a partner may elect to contribute additional capital.  Our joint venture agreements also typically provide the partners with the ability to make loans to the joint venture in the event that other partners do not elect to provide additional equity capital when requested.  Our joint venture partners are sophisticated real estate investors whom we believe are financially strong, such as sovereign wealth funds, state pension plans and large insurance companies.  However, since the only required capital contributions are those made at the outset, their ability to make future contributions on a voluntary basis is not a key concern.  Accordingly, we do not believe that there are any material capital requirements that our partners must meet.

Additionally, in future filings, we will include the following disclosure within our discussion of joint venture indebtedness to further address your comment:

We may elect to fund additional capital to a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

Consistent with the foregoing, there are also no capital requirements that any joint venture partner is obligated to make as a result of maturing debt obligations of the joint venture.  As explained above, the debt of the joint venture is non-recourse, meaning that no joint venture partner has any personal liability — joint or several — to repay the debt upon maturity.  The lender must look solely to the property which serves as collateral in the event that its loan matures and is not refinanced or paid off.  The only exceptions to the typical joint venture arrangements described above are those in which we guarantee the repayment of our share of the joint venture debt.

With respect to the funding of the $79.4 million in 2009 to GCI, we made a discretionary contribution in order to maintain our ownership interest.  There was no obligation or commitment to fund such contribution.

Acquisitions and Dispositions, page 83

4.          Comment:  We note that you sold four wholly-owned properties during 2009 and received net proceeds of $3.9 million and recorded a loss of $9.8 million.  Please tell us when the properties were sold and when the last time they were evaluated for impairment and why impairment was not recorded before the sale date.  We note that two of the properties had occupancy rates of less than 60% at December 31, 2008.

We sold four wholly-owned properties in the fourth quarter of 2009.  The book value of those properties aggregated less than $14.0 million.  The sales resulted in a gain on two of the properties aggregating approximately $0.4 million and a loss on the other two properties aggregating approximately $10.2 million.

We assess our portfolio for indicators of impairment on a quarterly basis.  These properties specifically were reviewed for impairment at September 30, 2009.  We determined the assets were classified as held for use at September 30, 2009 as the properties did not meet the criteria to be classified as held for sale assets based on the facts and circumstances existing at that date.  Specifically, we determined that sale of these assets within a year was not probable due to a variety of factors, including the uncertainty as to whether buyers could secure satisfactory financing in the credit markets and whether all closing criteria, including satisfactory completion of due diligence, could be satisfied.  As a result, we performed a cash flow recoverability analysis using an undiscounted cash flow model.  In doing so, we considered various probability-weighted cash flow generating outcomes from each of the properties.

In each case, the probability-weighted cash flows exceeded the carrying values, indicating each of the assets was recoverable.  Thus, impairment was not recorded in 2009 prior to the sale as no impairment existed as of our last review.

Notes to Consolidated Financial Statements, page 95

Note 10, Equity, page 117

5.          Comment:  In future filings, please provide all disclosures required by ASC 718-10-50, including the total compensation cost related to nonvested awards not yet recognized and the weighted average period over which it is expected to be recognized; the total fair value of shares vested during the year; and the number and weighted-average grant-date fair value of restricted stock 1) nonvested at the beginning of the year, 2) nonvested at the end of the year, 3) vested during the year, and 4) forfeited during the year.

We evaluate the materiality of the required disclosures under ASC 718-10-50 in connection with our filings and have historically not included these disclosures based on the results of that assessment.  In future filings, we will include the disclosures as required under ASC 718-10-50.

Simon Property Group, Inc.

Definitive Proxy Statement Filed March 26, 2010

Assessment of Compensation-

6.          Comment:  We note that your senior management team conducts an ongoing assessment to determine whether any of your compensation policies or programs could create risks that are reasonably likely to have a material adverse effect on you.  Please tell us whether management has concluded that risks arising from your compensation policies and practices are not reasonably likely to have a material adverse affect on you.  If management has not reached this conclusion, please revise your disclosure in future filings to provide the disclosure required by Item 402(s) of Regulation S-K.

Based on the assessment conducted by our senior management team, we concluded that any risks arising from our compensation policies and practices were not likely to have a material adverse effect on us.  Accordingly, we do not believe that we are required to provide the additional narrative disclosure required by Item 402(s) of Regulation S-K.

Form 8-K Filed April 30, 2010

Item 2.02.    Results of Operations and Financial Condition

7.          Comment:  We note your discussion of the non-GAAP measures “diluted EPS as adjusted” on page 9 of Exhibit 99.1, and “funds from operations as adjusted” and “net income attributable to common stockholders as adjusted” on page 53 of Exhibit 99.2.  Please revise in future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  Please provide us with your proposed disclosure.

Item 10(e)(1)(i) of Regulation S-K applies to non-GAAP financial measures that are included in a “filing” with the Commission.  In this case, Exhibit 99.1 was reported pursuant to item 7.01 of Form 8-K and Exhibit 99.2 was reported pursuant to item 2.02.  Under general instruction B.2 of Form 8-K, information furnished pursuant to these items is not deemed to be “filed” under the Exchange Act unless the registrant specifically says it is to be considered “filed” or incorporates it by reference into a filing under the Securities Act or Exchange Act.  In this case, the disclosure in the body of the Form 8-K also make it clear the information reported should not be considered “filed.”

We realize that, in any event, the exhibits referred to by the staff must comply with Regulation G.  In reviewing Exhibit 99.2, we note that it did not include the reconciliation required by Regulation G for the use of “net income attributable to common stockholders as adjusted.”  In future public disclosures of material information that includes any non-GAAP measures, we will include the most directly comparable GAAP financial measure and the reconciliations required by Regulation G.

As you requested in your letter, the undersigned, on behalf of Simon Property and the Operating Partnership acknowledges that:

•                  the companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett

Stephen E. Sterrett
Executive Vice President
and Chief Financial Officer

cc:              James M. Barkley, Esq.
Jonathan Wiggins
Kristina Aberg